SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                             Tarrant Apparel Group
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876289 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 24, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.876289 109                  13G                       Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Kamel Nacif Borge
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Republic of Mexico
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           750,000(1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,724,000(2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         750,000(1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,724,000(2)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,474,000(1)(2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     14.9%(3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 750,000 of shares which may be acquired upon exercise of stock options.
(2) Includes 1,724,000 shares held by Jamil Textil, S.A. de C.V. Kamel Nacif is a principal shareholder of Jamil Textil, S.A. de C.V. and in such role may be deemed to beneficially own the shares held by Jamil Textil, S.A. de C.V. Mr. Nacif disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3) Based on a total of 15,846,315 shares of the issuer's Common Stock issued and outstanding on October 31, 2002, as reported on the issuer's Form 10-QSB for the period ended September 30, 2002.

CUSIP No.876289 109                  13G                       Page 3 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Jamil Textil, S.A. de C.V.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Republic of Mexico
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,724,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,724,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,724,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     10.9%(3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 750,000 of shares which may be acquired upon exercise of stock options.
(2) Includes 1,724,000 shares held by Jamil Textil, S.A. de C.V. Kamel Nacif is a principal shareholder of Jamil Textil, S.A. de C.V. and in such role may be deemed to beneficially own the shares held by Jamil Textil, S.A. de C.V. Mr. Nacif disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3) Based on a total of 15,846,315 shares of the issuer's Common Stock issued and outstanding on October 31, 2002, as reported on the issuer's Form 10-QSB for the period ended September 30, 2002.

CUSIP No. 876289 109                     13G                   Page 4 of 6 Pages



Item 1(a).  Name of Issuer:


            Tarrant Apparel Group
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            3151 East Washington Boulevard
            Los Angeles, California 90023
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            Kamel Nacif Borge ("Nacif")
            Jamil Textil, S.A. de C.V., a corporation organized under the laws of the Republic of Mexico ("Jamil")

            Nacif disclaims beneficial ownership of the shares held by Jamil except to the extent of his pecuniary interest therein.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of the Reporting Persons is located at:

            Edgar Allen Poe #231
            Col. Polanco, C.P. 11550
            Mexico, D.F.
            ____________________________________________________________________

Item 2(c).  Citizenship:


            See Row 4 of the cover page for each Reporting Person.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $0.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            876289 109
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


            Not Applicable
            ____________________________________________________________________

Item 4.     Ownership.


            See Rows 5 through 9 and 11 of the cover page for each Reporting Person.
            ____________________________________________________________________

CUSIP No. 876289 109                  13G                      Page 5 of 6 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not Applicable
         _______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 876289 109                  13G                      Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







March 27, 2003                               /s/ Kamel Nacif Borge
                                             -----------------------------------
                                             Kamel Nacif Borge



March 27, 2003                               JAMIL TEXTIL, S.A. de C.V.


                                             By: /s/ Kamel Nacif Borge
                                                 -------------------------------
                                                 Name:  Kamel Nacif Borge
                                                 Title: President

                                                                       EXHIBIT 1

                                  SCHEDULE 13G

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13G

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



March 27, 2003                                /s/ Kamel Nacif Borge
                                             -----------------------------------
                                             Kamel Nacif Borge



March 27, 2003                                JAMIL TEXTIL, S.A. de C.V.


                                             By: /s/ Kamel Nacif Borge
                                                 -------------------------------
                                                 Name:  Kamel Nacif Borge
                                                 Title: President